SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three year period ending December 31, 2006

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

                                AMENDMENT NO. 1
                                ---------------

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


           1. Name and business address of person filing statement.

           Weil, Gotshal & Manges, L.L.P. ("WGM"), 767 5th Avenue, New York, NY 10153; 200 Crescent Court, Suite 300, Dallas, TX 75201; 700 Louisiana, Suite 1600, Houston, TX 77002; 1501 K Street, NW, Suite 100, Washington, DC 20005.

           2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

           New York: Martin J. Bienenstock, Brian S. Rosen, and Simeon Gold

           Dallas: Bradley K. Mahanay

           Houston: Melanie Gray

           Washington, DC: Robert C. Odle, Jr.

           3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

           Enron Corp ("Enron") and its subsidiaries.

           4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

           General legal advice and counseling, which may include matters under the Public Utility Holding Company Act of 1935, the Federal Power Act and/or energy legislation. Services may involve communications with and/or appearances before the Congress, the Securities and Exchange Commission, the Federal Energy Regulatory Commission, and their respective staffs.

           5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                                  SALARY OR OTHER COMPENSATION:

----------------------- ---------------------- --------------------------- --------------------------------------------------------
       Name of                   (a)                      (b)                                 Person or company
      recipient               Received               To be received                 from whom received or to be received

----------------------- ---------------------- --------------------------- --------------------------------------------------------
WGM                               *              regular hourly billing                           Enron
                                                         rates

           * See Exhibit A, submitted under a request for confidential treatment pursuant to Rule 104.

           (b) Basis for compensation if other than salary.

           Hourly billing rates plus routine expenses.

           6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:

           See Exhibit A, submitted under a request for confidential treatment pursuant to Rule 104.

           (b) Itemized list of all other expenses:

           No other expenses.



Date: June 29, 2005                                By: /s/ David J. Taylor
                                                       -------------------------
                                                       David J. Taylor
                                                       Attorney


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